UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(A).
                         (AMENDMENT NO. ______________)*

                       FIRST VIRTUAL HOLDINGS INCORPORATED
--------------------------------------------------------------------------------

                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   337486 10 4
                     --------------------------------------
                                 (CUSIP Number)

       RONALD FISHER                              STEPHEN A. GRANT, ESQ.
  SOFTBANK HOLDINGS INC.                           SULLIVAN & CROMWELL
10 LANGLEY ROAD, SUITE 403                           125 BROAD STREET
  NEWTON CENTER, MA 02159                           NEW YORK, NY 10004
      (617) 928-9300                                  (212) 558-4000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 APRIL 30, 1998
                     --------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746(12-91)

                                  SCHEDULE 13D


CUSIP NO.  337486 10 4                                       PAGE 1 OF 14 PAGES
----------------------                                       ------------------


  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK HOLDINGS INC.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES              19,701,213(1)(2)
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       8    SHARED VOTING POWER
       EACH              4,979,611(2)
    REPORTING       ------------------------------------------------------------
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH              19,701,213(1)(2)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         0
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        24,680,824(1)(2)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        81.5%(1)(2)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

(1) Such number of shares and percentage are estimated and are subject to increase as described in Item 5.

(2)    See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                  SCHEDULE 13D

CUSIP NO.  337486 10 4                                       PAGE 2 OF 14 PAGES
----------------------                                       ------------------


  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK TECHNOLOGY VENTURES IV L.P.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES              7,974,392(1)
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       8    SHARED VOTING POWER
       EACH              4,979,611(1)
    REPORTING       ------------------------------------------------------------
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH              7,974,392(1)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         0
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        12,954,003(1)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        65.6%(1)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
(1)    See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.  337486 10 4                                       PAGE 3 OF 14 PAGES
----------------------                                       ------------------


  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK CORPORATION
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        JAPAN
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES              19,701,213(1)(2)
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       8    SHARED VOTING POWER
       EACH              4,979,611(2)
    REPORTING       ------------------------------------------------------------
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH              19,701,213(1)(2)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         0
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        24,680,824(1)(2)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        81.5%(1)(2)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        HC, CO
--------------------------------------------------------------------------------

(1) Such number of shares and percentage are estimated and are subject to increase as described in Item 5.
(2)    See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.  337486 10 4                                       PAGE 4 OF 14 PAGES
----------------------                                       ------------------


  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        MASAYOSHI SON
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        JAPAN
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES              19,701,213(1)(2)
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       8    SHARED VOTING POWER
       EACH              4,979,611(2)
    REPORTING       ------------------------------------------------------------
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH              19,701,213(1)(2)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         0
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        24,680,824(1)(2)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        81.5%(1)(2)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

(1) Such number of shares and percentage are estimated and are subject to increase as described in Item 5.
(2)    See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.  337486 10 4                                       PAGE 5 OF 14 PAGES
----------------------                                       ------------------


  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        STV IV LLC
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES              7,974,392(1)
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       8    SHARED VOTING POWER
       EACH              4,979,611(1)
    REPORTING       ------------------------------------------------------------
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH              7,974,392(1)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         0
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        12,954,003(1)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        65.6%(1)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------
(1)    See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.  337486 10 4                                       PAGE 6 OF 14 PAGES
----------------------                                       ------------------


ITEM 1.   SECURITY AND ISSUER.

         This statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of First Virtual Holdings Incorporated, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 11975 El Camino Real, Suite 300, San Diego, California 92130-2543.


ITEM 2.   IDENTITY AND BACKGROUND.

         This Statement is filed by SOFTBANK Holdings Inc. ("SOFTBANK Holdings"), SOFTBANK Technology Ventures IV L.P. ("SOFTBANK Technology"), SOFTBANK Corporation ("SOFTBANK"), Masayoshi Son ("Son") and STV IV LLC ("STV" and, together with SOFTBANK Holdings, SOFTBANK Technology and SOFTBANK, the "Reporting Persons").

         (A), (B), (C) AND (F). The principal business offices of SOFTBANK Holdings are located at 10 Langley Road, Suite 403, Newton Center, Massachusetts 02159. The principal business offices of SOFTBANK Technology and STV are located at 333 West San Carlos Street, Suite 1225, San Jose, California 95110. The principal business offices of SOFTBANK are located at 24-1, Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan. Son's business address is 24-1, Nihonbashi-Hakozaki-cho, Chuo-Ku, Tokyo 103 Japan.

         SOFTBANK Holdings is a Delaware corporation and is a wholly-owned subsidiary of SOFTBANK.

         STV is a Delaware limited liability company and is wholly-owned by SOFTBANK Holdings.

         SOFTBANK Technology is a Delaware limited partnership. SOFTBANK Technology's two general partners are SOFTBANK Holdings and STV.

         SOFTBANK is a corporation organized under the laws of Japan.

         Son, a Japanese citizen, is President, Chief Executive Officer and a director of SOFTBANK. Son owns, directly and indirectly, an approximate 50% interest in SOFTBANK.

         (D) AND (E). During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule 1, 2 or 3, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The purchases of the shares of Common Stock to be purchased by SOFTBANK Holdings and SOFTBANK Technology as reported herein will be funded by available working capital of SOFTBANK Holdings and SOFTBANK Technology.


ITEM 4.   PURPOSE OF TRANSACTION.

         The purpose of the transactions by the Reporting Persons described in this Statement is the acquisition of a controlling interest in the Company.

         Pursuant to the Purchase Agreement, dated as of April 30, 1998 (the "Purchase Agreement"), by and among the Company, SOFTBANK Holdings and SOFTBANK Technology, SOFTBANK Holdings and SOFTBANK Technology each severally agreed to purchase 5,000,000 shares of Common Stock from the Company for a purchase price of $0.60 per share. The consummation of the transactions contemplated in the Purchase Agreement is conditioned on the prior or concurrent consummation of the transactions contemplated in the Option Agreement and the Promissory Note and Stock Purchase Agreement referred to below.

         Pursuant to the Option Agreement, dated as of April 30, 1998 (the "Option Agreement"), by and among SOFTBANK Technology, SOFTBANK Holdings and the persons and entities whose names appear on the signature page thereof, SOFTBANK

CUSIP NO.  337486 10 4                                       PAGE 7 OF 14 PAGES
----------------------                                       ------------------
Technology and SOFTBANK Holdings purchased options (the "Options") on 327 and 328 shares of Series A Convertible Preferred Stock of the Company (the "Preferred Shares"), respectively. Upon exercise of the Options, each Preferred Share will be convertible, pursuant to the Conversion Agreement referred to below, into 9,096 shares of Common Stock. Exercise of the Options is subject to certain conditions precedent which are expected to be satisfied upon or following consummation of the transactions contemplated by the Purchase Agreement and the Promissory Note and Stock Purchase Agreement referred to below.

         Pursuant to the Promissory Note and Stock Purchase Agreement, dated as of April 30, 1998 (the "Promissory Note and Stock Purchase Agreement"), by and among SOFTBANK Holdings and holders of Promissory Notes and Common Stock of the Company listed on Exhibit A thereof, SOFTBANK Holdings has agreed to purchase and such holders have agreed to sell (1) 1,200,000 shares of Common Stock and
(2) promissory notes (the "Promissory Notes") in a principal amount of $1,200,000. Pursuant to the Conversion Agreement, upon consummation of such purchase of the Promissory Notes, the Promissory Notes will be converted into approximately 2,543,333 shares of Common Stock (subject to increase on account of accrued interest as described in Item 5 below). The consummation of the transactions contemplated in the Promissory Note and Stock Purchase Agreement is conditioned on the prior or concurrent consummation of the transactions contemplated by the Purchase Agreement. Although at this time SOFTBANK Holdings has no agreement to do so, SOFTBANK Holdings currently anticipates that 50% of the shares of Common Stock to be purchased pursuant to the Promissory Note and Stock Purchase Agreement and 50% of the shares of Common Stock to be issued upon conversion of the Promissory Notes will be purchased by SOFTBANK Technology.

         In connection with the execution of the Option Agreement and the Promissory Note and Stock Purchase Agreement, SOFTBANK Holdings and SOFTBANK Technology entered into a Conversion Agreement, dated as of April 30, 1998 (the "Conversion Agreement")(attached hereto as Exhibit G), with the Company providing for the conversion of the Promissory Notes and the Preferred Shares into shares of Common Stock. Pursuant to the Conversion Agreement, as soon as reasonably practicable after acquiring any Promissory Notes or Preferred Shares, SOFTBANK Holdings and SOFTBANK Technology will tender such Promissory Notes or Preferred Shares to the Company for conversion into shares of Common Stock. The Promissory Notes will be converted into a number of shares of Common Stock equal to the ratio determined by dividing (i) the principal amount of, and accrued but unpaid interest owing on, the Promissory Notes as of the date of conversion by
(ii) $0.60 (subject to adjustment in certain circumstances). Each Preferred Share tendered for conversion will be converted into a number of shares of Common Stock equal to (i) $5,458 divided by (ii) $0.60 (subject to adjustment in certain circumstances), rounded down to the nearest whole share.

         SOFTBANK Holdings and SOFTBANK Technology may transfer a portion of the shares of Common Stock to be acquired pursuant to the agreements described above, or assign their respective rights pursuant to such agreements to acquire shares of Common Stock, Preferred Shares or Promissory Notes to one or more of their respective affiliates or entities in which they may or may not have minority equity investments, although they currently have no specific plans to do so.

         Certain stockholders of the Company holding in the aggregate approximately 42.3% of the shares of Common Stock outstanding as of April 30, 1998 (the "Stockholders") entered into a Stockholders' Agreement, dated as of April 30, 1998 (the "Stockholders' Agreement"), in favor of SOFTBANK Technology and SOFTBANK Holdings. Pursuant to the Stockholders' Agreement, each Stockholder agreed that it will, at any meeting of stockholders of the Company, or in connection with any written consent of stockholders of the Company, vote or cause to be voted all shares of Common Stock then held of record or beneficially owned by such Stockholder (i) in favor of the Stock Issuances (as defined therein), the execution and delivery by the Company of the Purchase Agreement and the approval of the terms thereof and each of the other actions contemplated by the Purchase Agreement and the Stockholders' Agreement, and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Purchase Agreement; and (iii) except as otherwise agreed to in writing in advance by SOFTBANK Holdings and SOFTBANK Technology, against the following actions (other than the Stock Issuances and the transactions contemplated by the Purchase Agreement):
(A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of all or substantially all of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (C) any material change in the capitalization of the Company or any amendment of the Company's Certificate of Incorporation or By-laws which, in the case of the matters referred to in this clause (C), is intended, or could reasonably be expected, to impede, delay or adversely affect the Stock Issuances and the transactions contemplated by the Purchase Agreement. Each Stockholder also agreed that it will not enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the provisions and agreements contained in the Stockholders' Agreement and delivered to SOFTBANK Technology and SOFTBANK Holdings irrevocable proxies to vote all of the shares of Common Stock beneficially owned by them, together with any shares acquired by them in any capacity after the date thereof, in the manner and with respect to the matters set forth in the Stockholders' Agreement.

CUSIP NO.  337486 10 4                                       PAGE 8 OF 14 PAGES
----------------------                                       ------------------


         A condition to the consummation of the transactions contemplated by the Purchase Agreement is that the stockholders of the Company holding a majority of the outstanding shares of Common Stock will have elected a Board of Directors consisting of a total of five members meeting the requirement (the "Board Composition Requirement") that one of such members will be designated by Lee H. Stein, one of such members will be designated by Paymentech Merchant Services, Inc. and the remaining members will be designated by SOFTBANK Holdings and SOFTBANK Technology, acting jointly. In addition, consummation of the transactions contemplated by the Purchase Agreement is conditioned on the execution and delivery by Lee H. Stein, June L. Stein, Paymentech Merchant Services, Inc. and First USA Financial (the "Principal Stockholders"), SOFTBANK Holdings and SOFTBANK Technology of a voting agreement providing for maintenance of the Board Composition Requirement for a period ending on the earlier of (1) the second anniversary of the consummation of the transaction contemplated by the Purchase Agreement and (2) such time as the Principal Stockholders collectively beneficially own less than 75% of the number of shares of Common Stock beneficially owned by them as of the date of the Purchase Agreement.

         The Purchase Agreement contains a covenant by the Company to take customary actions to seek stockholder approval of an amendment of the Company's Certificate of Incorporation to eliminate the classification of the Company's Board of Directors so that, following such amendment, the entire Board of Directors shall be elected at each annual meeting of stockholders.

         The Purchase Agreement also provides for the payment by the Company to SOFTBANK Holdings and SOFTBANK Technology of a termination fee in certain circumstances. See Exhibit D hereto.

         Other than as described herein, the Reporting Persons have no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any persons; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to those enumerated above (collectively, the "Specified Actions"). However, the Reporting Persons intend to evaluate the proposed investment in the Company on an ongoing basis and, depending on their evaluation of the business and prospects of the Company and other factors that they may deem relevant, the Reporting Persons may determine to dispose of their contractual rights to acquire such shares or acquire additional shares or take other actions if market conditions or other business considerations, in the judgment of the Reporting Persons, warrant. Such additional acquisitions may be effected through open market purchases, privately negotiated transactions, tender offers to existing holders or direct negotiation with the Company. Such further acquisitions, dispositions or other actions may or may not result in any of the Specified Actions.

         All references to the Purchase Agreement, the Option Agreement, the Promissory Note and Stock Purchase Agreement, the Conversion Agreement and the Stockholders' Agreement are qualified in their entirety by the full text of such agreements, copies of which are attached as Exhibits hereto and are incorporated by reference herein. See also Item 6.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (A) AND (B). SOFTBANK Technology.

         SOFTBANK Technology may be deemed to be the beneficial owner of 7,974,392 shares of Common Stock consisting of (i) 5,000,000 shares of Common Stock that it will, subject to the satisfaction of the conditions set forth therein, have the right to acquire from the Company pursuant to the Purchase Agreement and (ii) 2,974,392 shares that, subject to the satisfaction of the conditions set forth therein, it will have the right to acquire upon exercise of the Options to purchase Preferred Shares pursuant to the Option Agreement and conversion of such Preferred Shares into shares of Common Stock pursuant to the Conversion Agreement. Upon consummation of the transactions contemplated by the Purchase Agreement, the Option Agreement and the Conversion Agreement, SOFTBANK Technology will have sole voting power and sole dispositive power with respect to such shares. In addition, pursuant to the Stockholders' Agreement and the proxies delivered thereunder as described in Item 4, SOFTBANK Technology may be deemed to beneficially own 4,979,611 shares of Common Stock inasmuch as the holders thereof have granted a representative of SOFTBANK Technology an irrevocable proxy to vote such shares as described in Item 4. Similar proxy rights with respect to such 4,979,611 shares of Common Stock have been granted to SOFTBANK Holdings. Accordingly, SOFTBANK Technology may be deemed to have shared voting power with respect to such 4,979,611 shares of Common Stock. As a result of the foregoing, SOFTBANK Technology may be deemed to be the beneficial owner of an aggregate of 12,954,003 shares of Common Stock, comprising 65.6% of the Common Stock (based on the number of shares of Common Stock outstanding as of April 28, 1998, as represented by the Company pursuant to the Purchase Agreement, and calculated as provided by Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")).

CUSIP NO.  337486 10 4                                       PAGE 9 OF 14 PAGES
----------------------                                       ------------------
         STV.

         As a general partner of SOFTBANK Technology, STV may be deemed to be the beneficial owner of 12,954,003 shares of Common Stock, comprising 65.6% of the Common Stock (based on the number of shares of Common Stock outstanding as of April 28, 1998, as represented by the Company pursuant to the Purchase Agreement, and calculated as provided by Rule 13d-3 under the Exchange Act). Upon consummation of the transactions contemplated by the Purchase Agreement, the Option Agreement and the Conversion Agreement, STV will have the sole voting power and sole dispositive power with respect to 7,974,392 shares of Common Stock. In addition, STV may be deemed to have shared voting power with respect to 4,979,611 shares of Common Stock.

         SOFTBANK Holdings.

         As the sole equityholder of STV, SOFTBANK Holdings may be deemed to be the beneficial owner of 12,954,003 shares of Common Stock and to have sole voting power and sole dispositive power (subject to consummation of the transactions contemplated by the Purchase Agreement, the Option Agreement and the Conversion Agreement) with respect to 7,974,392 shares of Common Stock and shared voting power with respect to 4,979,611 shares of Common Stock. In addition, SOFTBANK Holdings may be deemed to be the beneficial owner of (i) 5,000,000 shares of Common Stock that it will, subject to the satisfaction of the conditions set forth therein, have the right to purchase from the Company pursuant to the Purchase Agreement, (ii) 2,983,488 shares of Common Stock that it will have the right to acquire upon exercise of the Options to purchase Preferred Shares pursuant to the Option Agreement and conversion of such Preferred Shares into Common Stock pursuant to the Conversion Agreement, (iii) 1,200,000 shares of Common Stock that it has the right to acquire pursuant to the Promissory Note and Stock Purchase Agreement and (iv) approximately 2,543,333 shares of Common Stock that it will have the right to acquire through purchase of the Promissory Notes and conversion of such Promissory Notes into Common Stock pursuant to the Conversion Agreement. As a result of the foregoing, SOFTBANK Holdings may be deemed to be the beneficial owner of an aggregate of 24,680,824 shares of Common Stock, comprising 81.5% of the Common Stock (based on the number of shares of Common Stock outstanding as of April 28, 1998, as represented by the Company pursuant to the Purchase Agreement, and calculated as provided by Rule 13d-3 under the Exchange Act), and may be deemed to have sole voting power and sole dispositive power (assuming consummation of the transactions described in this Statement) with respect to 19,701,213 shares of Common Stock and to have shared voting power with respect to 4,979,611 shares of Common Stock.

         SOFTBANK; Son.

         As the parent of SOFTBANK Holdings and the direct and indirect owner of an approximate 50% interest of SOFTBANK, respectively, SOFTBANK and Son may each be deemed to be the beneficial owner of an aggregate of 24,680,824 shares of Common Stock, comprising 81.5% of the Common Stock (based on the number of shares of Common Stock outstanding as of April 28, 1998, as represented by the Company pursuant to the Purchase Agreement, and calculated as provided by Rule 13d-3 under the Exchange Act) and may be deemed to have sole voting power and sole dispositive power (assuming consummation of the transactions described in this Statement) with respect to 19,701,213 shares of Common Stock and to have shared voting power with respect to 4,979,611 shares of Common Stock.

         (C). None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule 1, 2 or 3 hereto, has effected any transactions in the securities of the Company during the past 60 days other than those transactions described above.

         (D) AND (E). Not applicable.

         Pursuant to the Conversion Agreement, the actual number of shares of Common Stock that may be issued upon conversion of the Promissory Notes will be equal to (i) the principal amount thereof ($1,200,000) and accrued interest thereon to the date of conversion divided by (ii) $0.60. The calculations set forth in this Item 5 are based on the accrued interest on the Promissory Notes as of April 15, 1998, as estimated by the Company, of approximately $326,000. Interest accrues on the Promissory Notes at the rate of 8.0% per annum. Accordingly, although the actual number of shares of Common Stock to be issued upon conversion of the Promissory Notes is not currently determinable, the number of such shares will increase by approximately 438 shares for each day following April 15, 1998 until the date such conversion is effected.

         None of the Reporting Persons has the right to vote or dispose of any of the shares that it may acquire pursuant to the Purchase Agreement, the Option Agreement, the Promissory Note and Stock Purchase Agreement and the Conversion Agreement unless and until the transactions contemplated thereby are consummated. Such transactions are subject to conditions precedent, including approval by stockholders of the Company holding a majority of the outstanding shares of Common Stock. There can be no assurance that such transactions will be consummated.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the execution of the Purchase Agreement, SOFTBANK Holdings entered into a Loan Agreement, dated as of April 30, 1998 (the "Loan Agreement") (attached hereto as Exhibit H), with the Company. Under the Loan Agreement, SOFTBANK

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CUSIP NO.  337486 10 4                                      PAGE 10 OF 14 PAGES
----------------------                                      -------------------


Holdings agreed to lend to the Company funds in an aggregate principal amount of up to $1,500,000 in installments of not less than $200,000 per advance. The first loan disbursement in the principal amount of $500,000 was made on April 30, 1998. The obligation of SOFTBANK Holdings to make disbursements is subject to receipt by it of a statement prepared by the Company specifying the proposed application of the proceeds of such disbursements. Interest shall accrue on the outstanding principal amount of the loans made pursuant to the Loan Agreement at the rate of 8.0% per annum. The obligation of SOFTBANK Holdings to make disbursements under the Loan Agreement will terminate in the event that the Purchase Agreement is terminated. Loans made under the Loan Agreement will mature upon the earlier of (i) July 31, 1998 or (ii) the acceleration of the maturity thereof upon an event of default as provided in the Loan Agreement.

         The descriptions of the Stockholders' Agreement, the Purchase Agreement, the Option Agreement, the Promissory Note and Stock Purchase Agreement and the Conversion Agreement in Items 4 and 5 are hereby incorporated herein by reference.

         Except as described in this Statement, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule 1, 2 or 3 hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         All references to the Purchase Agreement and the Loan Agreement are qualified in their entirety by the full text of such agreements, copies of which are attached as Exhibits hereto and are incorporated by reference herein. See also Item 4.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A   Agreement of Joint Filing, dated as of May 8, 1998,
                      by and among SOFTBANK Holdings, SOFTBANK Technology,
                      SOFTBANK, Son and STV.

          Exhibit B   Power of Attorney (incorporated by reference to
                      Exhibit 24 to the Statement on Schedule 13G filed by SOFTBANK, Son and SOFTBANK Ventures, Inc. on February
                      18, 1998 with respect to Concentric Network
                      Corporation).

          Exhibit C   Stockholders' Agreement, dated as of April 30,
                      1998, by the stockholders of the Company whose names appear on the signature page thereof, in favor of SOFTBANK Technology and SOFTBANK Holdings.

          Exhibit D   Purchase Agreement, dated as of April 30, 1998, by
                      and among the Company, SOFTBANK Holdings and SOFTBANK
                      Technology.

          Exhibit E   Option Agreement, dated as of April 30, 1998, by
                      and among SOFTBANK Technology, SOFTBANK Holdings and the persons and entities whose names appear on the signature page thereof.

          Exhibit F   Promissory Note and Stock Purchase Agreement, dated
                      as of April 30, 1998, by and among SOFTBANK Holdings and the holders of Promissory Notes and Common Stock of the Company listed on Exhibit A thereof.

          Exhibit G   Conversion Agreement, dated as of April 30, 1998,
                      by and among the Company, SOFTBANK Technology and SOFTBANK Holdings.

          Exhibit H   Loan Agreement, dated as of April 30, 1998, by and
                      among the Company and SOFTBANK Holdings.

CUSIP NO.  337486 10 4                                       PAGE 11 OF 14 PAGES
----------------------                                       ------------------
                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 1998                               SOFTBANK HOLDINGS INC.


                                           By: /s/ Ronald D. Fisher
                                               --------------------------------
                                               Name: Ronald D. Fisher
                                               Title:  Vice Chairman


                                           SOFTBANK TECHNOLOGY VENTURES IV L.P.


                                           By:  STV IV LLC
                                                Its General Partner


                                                By:  /s/ Gary Rieschel
                                                     --------------------------
                                                     Name: Gary Rieschel
                                                     Title:  Executive Managing
                                                             Director


                                          SOFTBANK CORPORATION


                                          By: /s/ Ronald D. Fisher
                                              ---------------------------------
                                              Name: Ronald D. Fisher
                                              Title:  Attorney-in-Fact


                                          MASAYOSHI SON


                                          By: /s/ Ronald D. Fisher
                                              ---------------------------------
                                              Name: Ronald D. Fisher
                                              Title:  Attorney-in-Fact


                                          STV IV LLC


                                          By: /s/ Gary Rieschel
                                              ---------------------------------
                                              Name: Gary Rieschel
                                              Title:  Executive Managing
                                                      Director

CUSIP NO.  337486 10 4                                      PAGE 12 OF 14 PAGES
----------------------                                      -------------------


                                   SCHEDULE 1

              DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK HOLDINGS

         The business address for each of the individuals listed below, except Masayoshi Son, Yoshitaka Kitao and Stephen A. Grant, is 10 Langley Road, Suite 403, Newton Center, Massachusetts 02159. The business address for Masayoshi Son and Yoshitaka Kitao is 24-1, Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan. The business address for Stephen A. Grant is 125 Broad Street, New York, New York 10004.

         Each of the individuals listed below is an American citizen, except for Masayoshi Son and Yoshitaka Kitao, each a citizen of Japan.


NAME                 PRESENT AND PRINCIPAL OCCUPATION
----                 --------------------------------

Masayoshi Son        Chairman of the Board, President and director of
                     SOFTBANK Holdings; President, Chief Executive Officer and director of SOFTBANK.

Ronald D. Fisher     Vice Chairman and director of SOFTBANK Holdings; director
                     of SOFTBANK; Managing Director of STV.

Yoshitaka Kitao      Director of SOFTBANK Holdings; Executive Vice President,
                     Chief Financial Officer and director of SOFTBANK.

Stephen A. Grant     Secretary of SOFTBANK Holdings; Partner, Sullivan &
                     Cromwell.

Thomas L. Wright     Vice President and Treasurer of SOFTBANK Holdings.

Louis Demarco        Vice President-Tax of SOFTBANK Holdings.

CUSIP NO.  337486 10 4                                      PAGE 13 OF 14 PAGES
----------------------                                      -------------------


                                   SCHEDULE 2

            DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK CORPORATION

         The business address for each of the individuals listed below, except Ronald D. Fisher, is 24-1, Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan. The business address for Ronald D. Fisher is 10 Langley Road, Suite 403, Newton Center, Massachusetts 02159.

         Each of the individuals listed below is a Japanese citizen, except for Ronald D. Fisher, a citizen of the United States.


NAME                 PRESENT AND PRINCIPAL OCCUPATION
----                 --------------------------------

Masayoshi Son        President, Chief Executive Officer and director of
                     SOFTBANK; Chairman of the Board, President and director of SOFTBANK Holdings.

Ken Miyauchi         Executive Vice President and director of SOFTBANK.

Norikazu Ishikawa    Executive Vice President and director of SOFTBANK.

Yoshitaka Kitao      Executive Vice President, Chief Financial Officer
                     and director of SOFTBANK; director of SOFTBANK Holdings.

Makoto Okazaki       Executive Vice President and director of SOFTBANK.

Toshio Inaba         Director of SOFTBANK.

Hiroshi Wada         Director of SOFTBANK.

Goro Hashimoto       Director of SOFTBANK.

Takashi Eguchi       Director of SOFTBANK.

Ronald D. Fisher     Director of SOFTBANK; Vice Chairman of SOFTBANK Holdings;
                     Managing Director of STV.

Katsura Sato         Full-Time Corporate Auditor of SOFTBANK.

Saburo Kobayashi     Corporate Auditor of SOFTBANK.

Toshihiro Kiribuchi  Corporate Auditor of SOFTBANK.

Hidekazu Kubokawa    Corporate Auditor of SOFTBANK.

CUSIP NO.  337486 10 4                                      PAGE 14 OF 14 PAGES
----------------------                                      -------------------


                                   SCHEDULE 3

                                 OFFICERS OF STV

         The business address for each of the individuals listed below is 333 West San Carlos Street, Suite 1225, San Jose, California 95110. Each of the individuals listed below is a United States citizen.


NAME                 PRESENT AND PRINCIPAL OCCUPATION
----                 --------------------------------

Bradley A. Feld      Managing Director of STV.

Charles R. Lax       Managing Director of STV.

Gary Rieschel        Executive Managing Director of STV.

Scott Russell        Managing Director of STV.

Matthew Ocko         Managing Director of STV.

Ronald D. Fisher     Managing Director of STV; director of SOFTBANK; Vice
                     Chairman of SOFTBANK Holdings.